UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

The Fairchild Corporation

(Name of Issuer)

Class A Common Stock and Class B Common Stock, par value $0.10 per share

(Title of Class of Securities)

Class A Common Stock: 303698 10 4

Class B Common Stock: 303698 20 3

(CUSIP Number)

Philip S. Sassower c/o Phoenix Enterprises LLC 110 East 59th Street, Suite 1901 New York, New York 10022 (212) 759-1909	Copies to:	David M. Warburg, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Class A: 303698 10 4	Page 2 of 8 pages
Class B: 303698 20 3

1.	Names of Reporting Persons: Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 116,100 shares(1)

	9.	Sole Dispositive Power -0- share

	10.	Shared Dispositive Power 116,100 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,100 shares(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 116,110 shares of common stock held of record by The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the “CRAT”).  Mr. Sassower is the co-trustee of the CRAT and disclaims beneficial ownership of all securities held by the CRAT.  This statement shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. Class A: 303698 10 4 Class B: 303698 20 3		Page 3 of 8 pages

1.	Names of Reporting Persons: The Philip S. Sassower 1996 Charitable Remainder Annuity Trust I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 116,100 shares

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 116,100 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 116,100 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. Class A: 303698 10 4 Class B: 303698 20 3		Page 4 of 8 pages

1.	Names of Reporting Persons: Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000 shares

	8.	Shared Voting Power -0- shares

	9.	Sole Dispositive Power 2,000 shares

	10.	Shared Dispositive Power -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.009%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. Class A: 303698 10 4 Class B: 303698 20 3	Page 5 of 8 pages

This Schedule 13D is being filed jointly by FA Holdings I, LLC (“Holdings”), Philip S. Sassower, The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (the “CRAT”) and Andrea Goren (collectively, the “Sassower Group” or the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. This Schedule 13D constitutes the initial filing of the Reporting Persons.

By reason of the terms of that Memorandum of Understanding, dated August 6, 2006, by and between Philip S. Sassower and Jeffrey J. Steiner (the “MOU”), more fully described in Item 4, the Sassower Group and the Steiner Group (i.e., Jeffrey J. Steiner, Eric I. Steiner, Natalia F. Hercot and The Steiner Group LLC) constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the proposed transaction described in Item 4 of this Schedule 13D. Pursuant to Rule 13d-1(k)(2), the Sassower Group and the Steiner Group are each filing a separate Schedule 13D with the SEC.

The information in this Schedule 13D with respect to the Steiner Group is only to the extent known by the Sassower Group or by which the Sassower Group has reason to know, and each of the Reporting Persons expressly disclaim beneficial ownership of any securities held by the Steiner Group.

Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock (as defined below) beneficially owned by any other Reporting Person or any other person. The agreement between the Sassower Group relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to shares of Class A and Class B common stock, $.10 par value (the “Common Stock”), of The Fairchild Corporation, a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 1750 Tysons Boulevard, Suite 1400, Mclean, Virginia 22102.

ITEM 2.  IDENTITY AND BACKGROUND

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k) under the Act.

•                                          Philip Sassower, a United States citizen, is the Chief Executive Officer and managing member of Phoenix Enterprises LLC. Mr. Sassower’s business address is 110 East 59th Street, Suite 1901, New York, New York 10022.

•                                          The CRAT is a trust organized under and governed by the laws of the State of New York. Mr. Philip Sassower is a co-trustee of the CRAT.  The principal office and business address of the CRAT is 110 East 59th Street, Suite 1901, New York, New York 10022.

CUSIP No. Class A: 303698 10 4 Class B: 303698 20 3	Page 6 of 8 pages

•                                          Andrea Goren, a United States citizen, is Managing Director of SG Phoenix LLC. Mr. Goren’s business address is 110 East 59th Street, Suite 1901, New York, New York 10022.

During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases of shares of the Common Stock made by a Reporting Person were made with the personal or other funds of such Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

On August 7, 2006, FA Holdings I, LLC, a company controlled by Messrs. Sassower and Steiner (“Holdings”), submitted a proposal to the Board of Directors of the Company pursuant to which, through a merger (the “Merger”), Holdings would acquire all of the outstanding capital stock of the Company not currently owned by the Reporting Persons or the Steiner Group for $2.73 per share. Under the terms of the proposed Merger, upon completion (i) all of the outstanding shares of capital stock, other than shares held by the Reporting Persons and the Steiner Group, would (unless otherwise agreed by Messrs. Sassower and Steiner) be cancelled and the stockholders would be entitled to receive $2.73 in cash for each share, and (ii) a wholly-owned subsidiary of Holdings (“Acquisition Newco”) would merge into the Company, and the Company would continue as the surviving corporation.

The offer set forth in the Proposal Letter is subject to the negotiation and execution of a definitive merger agreement, the refinancing of any Company or Company subsidiary debt that comes due as a result of the Merger, limited supplemental due diligence, participation by Jeffrey J. Steiner and Eric I. Steiner in the management of the Company after consummation of the Merger (on terms to be agreed upon), the approval of the board of directors and the affirmative vote of the holders of a majority of the shares of the Company (including those shares held by members of the Sassower and Steiner Groups, but including therein any Class B shares of common stock only on a one vote-per share basis) and the receipt of necessary regulatory approvals.  The Proposal Letter provides that the offer will expire at 5:00 p.m., New York City time, on August 31, 2006.

In the event the Merger is consummated, the registration of the Common Stock, pursuant to Section 12(b) of the Securities Exchange Act of 1934 would be terminated and the Common Stock would cease to trade on The New York Stock Exchange and the Pacific Exchange.

Except as contemplated by the proposal, the proposed Merger, and the transactions contemplated thereby, the Reporting Persons do not presently have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

In addition, Philip S. Sassower and Jeffrey J. Steiner entered into a Memorandum of Understanding (the “MOU”) as of August 6, 2006 which sets forth certain agreements between them relating to the management and ownership of Holdings and the Company in the event the Merger is consummated.  Pursuant to the MOU, Mr. Sassower has agreed to contribute or cause to be contributed to

CUSIP No. Class A: 303698 10 4 Class B: 303698 20 3	Page 7 of 8 pages

Holdings cash in the amount of $30 million and to vote all shares of the Company held by him in favor of the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)  Philip Sassower may be deemed to be the beneficial owner of an aggregate of 116,100 shares of Common Stock, which constitutes approximately 0.5% of the issued and outstanding shares of Common Stock as of the date hereof. The number of shares beneficially owned by Mr. Sassower is comprised of 116,100 shares of Common Stock held of record by the CRAT, of which Mr. Sassower is the co-trustee.

The CRAT is the beneficial owner of 116,100 shares of Common Stock, which constitutes approximately 0.5% of the issued and outstanding shares of Common Stock as of the date hereof.

Andrea Goren is the beneficial owner of 2,000 shares of Common Stock, which constitutes approximately .009% of the issued and outstanding shares of Common Stock as of the date hereof.

Upon information and belief, as of the date of this filing, The Steiner Group LLC, Jeffrey J. Steiner, Eric I. Steiner and Natalia F. Hercot may be deemed the beneficial owners of 5,727,684, 469,062, 6,017,165 and 5,826,189, or 22.8%, 2.1%, 23.9% and 23.2% of shares of Common Stock, respectively.

(b)  As co-trustee of the CRAT, Mr. Sassower may be deemed to share voting and dispositive power with the CRAT over the shares of Common Stock beneficially owned by the CRAT.

Andrea Goren has sole voting and dispositive power of the shares of Common Stock held by him.

(c)  None of the Reporting Persons have effected any transactions in the Common Stock during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Each Reporting Person intends to vote their respective shares of Common Stock in favor of the proposed Merger, and in connection with the proposed transaction, may grant a proxy to vote their shares of Common Stock to Holdings. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, including but not limited to, transfer of or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

On August 6, 2007, Philip S. Sassower and Jeffrey J. Steiner entered into the MOU. On August 6, 2006, Holdings delivered the Proposal Letter to the Company.  See Item 4.  Each of the Proposal Letter and the MOU are filed as exhibits hereto, and are incorporated by reference herein.

CUSIP No. Class A: 303698 10 4 Class B: 303698 20 3	Page 8 of 8 pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.:  Joint Filing Agreement, dated August 10, 2006, by and between the Reporting Persons.

Exhibit B:  Proposal Letter, dated August 7, 2006, from FA Holdings, LLC to the Board of Directors of The Fairchild Corporation.

Exhibit C:  Memorandum of Understanding, dated August 6, 2006, by and between Philip S. Sassower and Jeffrey J. Steiner.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2006
/s/ Philip S. Sassower
Philip S. Sassower

THE PHILIP S. SASSOWER 1996 CHARITABLE REMAINDER ANNUITY TRUST

	By:	/s/ Philip S. Sassower
Philip S. Sassower
Co-Trustee

/s/ Andrea Goren
Andrea Goren